                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)    (  )Form 10-K    (  )Form 20-F   ( X )Form 10-Q   (  )Form N-SAR

     For Period Ended: September 30, 1999
     (  ) Transition Report on Form 10-K
     (  ) Transition Report on Form 20-F
     (  ) Transition Report on Form 11-K
     (  ) Transition Report on 10-Q
     (  ) Transition Report on Form N-SAR
     For the Transition Period Ended:
______________________________________

Nothing  in this form shall be  constructed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of  the filing checked  above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                  REALCO, INC.
          ____________________________________________________________
                            Full Name of Registrant

                                      N/A
          ____________________________________________________________
                           Former Name if Applicable

                  1650 University Boulevard, N.E. Suite 5-100
           __________________________________________________________
           Address of Principal Executive Office (Street and Number)

                         Albuquerque, New Mexico 87102
          ____________________________________________________________
                            City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(X)  (a)  The reasons described in reasonable detail in Part
     III of this form could not be eliminated without
     unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K,
          Form N-SAR, or portion thereof, will be filed on
          or before the fifteenth calendar day following the
          prescribed due date; or the subject quarterly
          report of transition report on Form 10-Q, or
          portion thereof will be filed on or before the
          fifth calendar day following the prescribed due
          date; and

     (c)  The accountant's statement or other exhibit
          required b Rule 12b-25(c) has been attached if
          applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10- K, 10-Q, N-SAR, or the  transition  report  or  portion  thereof,  could  not be filed  within  the prescribed time period. (Attached Extra Sheets if Needed).

The Form 10-Q will be filed after the cutoff time on May 14,  2001,  as a result of difficulties encountered due to a recent corporate acquisition. Additionally, unforeseen  changes in the companies  accounting  personnel  contributed  to the aforementioned delay.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                           James A. Arias 505 242-4561
           __________________________________________________________
                      (Name) (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during the  preceding  12 months  (or for such  shorter)  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no, identify report (s). (X) Yes ( ) No
________________________________________________________________________________

(3) Is it anticipated  that any significant  change in results of operation from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings statements to be included in the subject report or portion thereof?
(X) Yes   (  )  No

     If so, attach an explanation of the anticipated  change, both narrative and quantitatively,  and if appropriate, state the reasons why a reasonable estimate of the  results  cannot  be made.  Delays  have  been  incurred  due to a resent corporate  acquisition,  changes  in the  companies  accounting  personnel  also contributed to this delay.
________________________________________________________________________________

                                  REALCO, INC.
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  May 14, 2001                                  By  s/James A. Arias
___________________                                  ____________________